UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Willow Tree Capital Corporation
(Name of Issuer)
Willow Tree Capital Corporation
(Name of Person(s) Filing Statement)
Common Shares of Beneficial Interest (Title of Class of Securities)
N/A
(CUSIP Number of class of securities)

Timothy Lower
President and Chief Executive Officer
Willow Tree Capital Corporation
450 Park Avenue, 29th Floor
New York, NY 10022
(212) 218-1090
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Dwaune L. Dupree, Esq.
Stephani M. Hildebrandt, Esq.
Eversheds Sutherland (US) LLP
700 6th Street, N.W.
Washington, DC 20001

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issues tender offer subject to Rule 13e-4
	☐	going private transaction subject to Rule 13e-3
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 26, 2026 by Willow Tree Capital Corporation (the “Company”) in connection with the offer by the Company to purchase up to the number of shares (the “Shares”) of its issued and outstanding common stock, par value $0.01 per share (“Common Stock”) that can be purchased with approximately $19,378,783 (the “Offering Amount”) at a price equal to the net asset value per Share, as of April 30, 2026. The Offering Amount represents the value of 5.00% of the aggregate number of the Company’s Shares outstanding as of December 31, 2025.
The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated March 26, 2026, and the related Letter of Transmittal (together the “Offer”). The Offer expired at 11:59 p.m., Eastern Time, on April 28, 2026 and no Shares were validly tendered pursuant to the Offer as of such date.
ITEM 12. EXHIBITS.
EX-FILING FEES Calculation of Filing Fees Table

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLOW TREE CAPITAL CORPORATION

Date: May 15, 2026	By:	/s/ Timothy Lower
	Name: Title:	Timothy Lower President and Chief Executive Officer